SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

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CNH GLOBAL N.V.

Form 6-K for the month of August 2009

List of Exhibits:

New Release entitled, “CNH Announces Pricing of $ 1 Billion of Senior Notes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going Senior Vice President, General Counsel and Secretary

August 12, 2009

FOR IMMEDIATE RELEASE

For more information contact:

Albert Trefts, Jr.	Investor Relations	(630) 887-2385
Ralph Traviati	News and Information	(630) 887-2345

CNH Announces Pricing of $ 1 Billion of Senior Notes

BURR RIDGE, ILL.,—(August 11, 2009)—CNH Global N.V. (NYSE: CNH) today announced that its wholly owned subsidiary, Case New Holland Inc., has successfully priced the private offering of $ 1 billion in aggregate principal amount of 7.75% senior notes due 2013 at an issue price of 97.062%. The offering is expected to close on August 17, 2009.

Case New Holland, Inc. intends to use the proceeds from the offering primarily for the repayment of debt, including repayment of debt owed to Fiat, and for general corporate purposes. Pending application of the net proceeds, Case New Holland, Inc. expects to hold some or all of the proceeds in the form of cash, cash equivalents or deposits under cash management pools with Fiat affiliates. The notes, which are senior unsecured obligations of Case New Holland, Inc., will pay interest semi-annually on March 1 and September 1 of each year, beginning on March 1, 2010, and will be guaranteed by CNH Global N.V. and certain other direct and indirect equipment subsidiaries of CNH Global N.V. The notes will mature on September 1, 2013.

The notes will only be offered and sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and in offshore transactions in accordance with Regulation S under the Securities Act. The notes being offered will not be and have not been registered under the Securities Act or the securities laws of any other jurisdiction. The notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the notes, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer solicitation or sale would be unlawful.

Forward-looking statements. We can give no assurance that the contemplated offering will be completed.